June 14, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	bluebird bio, Inc.

Registration Statement on Form S-1 (SEC File No. 333-188605)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of bluebird bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 18, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2822 copies of the Preliminary Prospectus dated June 4, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

As Representatives

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Khaled Habayeb
Name:	Khaled Habayeb
Title:	Executive Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory